

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 6, 2007

Mr. Deli Du
Chief Executive Officer, President and Director
China Solar & Clean Energy Solutions, Inc.
f/k/a Deli Solar (USA), Inc.
c/o United Corporate Services, Inc.
202 South Minnesota Street
Carson City, Nevada 89703

> **Re: China Solar & Clean Energy Solutions, Inc.**
> **f/k/a Deli Solar (USA), Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed October 26, 2007**
> **File No. 333-145394**

Dear Mr. Du:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your filing as necessary to reflect recent events. For example, we note that in early November Mr. Jianmin Li resigned from his position as Chief Financial Officer, Mr. Gary Lam was appointed to serve as the new Chief Financial Officer, Mr. Kevin Randolph was appointed as a director, and the company's name changed from Deli Solar (USA), Inc. to China Solar & Clean Energy Solutions, Inc.

Registration Statement Cover Page

2.   We note that you have omitted the registration fee table and its accompanying footnotes from your most recent amendment. Please re-insert this table into your next amendment with appropriate revisions correlating to the changes in the offering.

Certain Additional Disclosure Relating to the Series A Preferred Stock…, page 8

3.   We have considered your revisions made in response to prior comment 9 in our letter dated September 12, 2007. Please bifurcate your disclosure so that the items presented in your "Payments in connection with the transaction that we made" portion of the table are contained in a separate table that quantifies the total payments or potential payments you may be required to make in connection with the transaction. In addition, please quantify and list as separate line items within this new table the maximum possible liquidated damages payment and the aggregate value of all Make Good Shares that could be issued. Further, in the appropriate row in the table, please quantify the value of the warrants issued to the placement agent and the investor relations firm. You may use any reasonable valuation methodology when quantifying the value of the warrants, including an intrinsic valuation, i.e., the difference between the market price and exercise price on the date of issue.

Warrants, page 11

4.   We note your response to prior comment 10. In the table addressing warrants, you disclose in footnote 1 that the exercise price of the warrants can be reduced up to a maximum of 75%. Please quantify the resulting possible profit to the selling shareholders as a result of this potential adjustment. You may provide this disclosure in this footnote.

Selling Stockholders, page 29

5.   We assume that the omission of a footnote 5 in the selling stockholders table is inadvertent. Please advise or revise.

6.   Please disclose the natural persons that control the voting and dispositive powers of the shares held by Barron Partners LP and Eos Holdings, LLC.

 Delivery of up to 900,000 additional shares…, page 32

7.   You state in your response to prior comment 18 that none of the selling shareholders are planning on using the proceeds of any stock sold in this offering for the additional financing. Please note that, if the selling shareholders use

offering proceeds to provide additional financing to the company, it may call into question the secondary nature of the offering. Therefore, please confirm in your response letter that the proceeds of the stock sold by the shareholders <u>will not</u> be used to provide the additional financing. If you cannot provide this confirmation, please provide your analysis as to why the offering would not be considered a primary offering by the company in the event that the offering proceeds were used to provide additional financing. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, for guidance in distinguishing secondary offerings from primary offerings.

<u>Unaudited Pro Forma Combined Balance Sheet as of June 30, 2007, page F-64</u>

8.   We refer to your 51% acquisition of Tianjin Huaneng effective July 1, 2007 and your application of purchase accounting as prescribed by SFAS No. 141. It appears that you have recorded the intangible assets of Tianjin Huaneng at cost on the date of acquisition. You are required by SFAS No. 141 to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Please revise or tell us your basis for recording these assets at cost.

9.   We note that you allocated the entire purchase price of Tianjin Huaneng to goodwill on the date of acquisition. You are required to allocate the cost of an acquired entity to assets acquired and liabilities assumed at the date of acquisition. Please refer to paragraphs 35-49 of SFAS No. 141 and tell us why you did not assign any of the purchase price to intangible assets other than goodwill.

<u>Exhibit 5.1</u>

10.   Please have your legal counsel revise its legal opinion to reflect the reduction in the number of shares being registered from 6,404,034 to 1,017,468.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christy Adams, Staff Accountant, at (202) 551-3724 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: via facsimile at (212) 688-7273
       Darren Ofsink, Esq.
       Guzov Ofsink LLC